SNET                                            NEWS RELEASE





                                                April 20, 1995



FOR FURTHER INFORMATION CONTACT:  Bill Seekamp
                                  (203) 771-2136




      SNET ANNOUNCES FIRST QUARTER NET INCOME UP SEVEN PERCENT


   Southern New England Telecommunications Corporation

(SNET) -- (NYSE: SNG) -- announced today that first

quarter net income for 1995 rose 7 percent to $47

million or $0.72 per share compared with $44 million

or $0.68 per share for the same period last year.

   "This is our fifth consecutive quarter of growth.

We are rapidly transforming SNET into a major

information-age contender offering world-class

customer service," said Daniel J. Miglio, SNET

chairman and chief executive officer.

   "Our telephone operations continue on a steady

course.  Our objectives there and throughout the

company are to grow revenues while we control costs.

Our other businesses continue to demonstrate

significant growth.  The wireless business has

achieved an 87 percent growth rate in its customer

base.  In addition, our agreement to purchase cellular

properties that will expand our coverage area 70

percent continues on track for an anticipated closing

this summer.  I am also pleased that we have reached a

tentative, early settlement on a new labor contract

that covers the majority of SNET's employees."

     Consolidated revenues and sales for the first

quarter were up 5 percent to $443 million.  Southern

New England Telephone revenue, at $373 million, was

flat.  All of SNET's other businesses had a very good

quarter with sales overall climbing 29 percent.  After

a record year in 1994, the cellular business continued

its strong showing for the first quarter of 1995.

Sales jumped 39 percent from last year's first quarter

on a surging customer base.  SNET America also had

strong sales, and its customer base continues to grow.

     Consolidated operating and maintenance expenses,

which exclude depreciation, were up 7 percent.

Expenses in the telephone subsidiary declined $11

million or 6 percent mainly because of the company's

successful cost-containment efforts.  Expenses rose $27

million or 68 percent for SNET's other subsidiaries to

support growth in the wireless and long-distance

businesses and for the multimedia trial.

   Higher depreciation rates and increased wireline

and wireless network investment resulted in a 3

percent rise in depreciation and amortization expense.

Interest expense dropped 9 percent because of reduced

borrowing.

   SNET is an independent telecommunications company

that offers through its subsidiaries:  network and

information-management services and communications

systems; in-state, national, and international long-

distance communications services; directory publishing

and advertising services; and cellular mobile phone

and paging services.  SNET is building I-SNET,

Connecticut's broadband, information superhighway to

serve all its customers.



                             SNET
         Preliminary Summary of Consolidated Results
          For the three months ended March 31, 1995
           (in Millions Except Per Share Amounts)

                              (Unaudited)
                            For the Three Months Ended   Percent
                                 March 31                Change

                                 1995      1994

INCOME STATEMENT
Revenues and Sales              $443.1    $423.2            5%
Costs and Expenses
  Operating and maintenance      251.6     235.4
  Taxes other than income         13.5      14.2
    Total Costs and Expenses     265.1     249.6             6%

Operating Earnings               178.0     173.6             3%

Depreciation and Amortization     83.4      80.7             3%

Interest                          18.0      19.8           (9)%

Income Before Income Taxes        76.6      73.1             5%

Income taxes                      29.9      29.6             1%

Net Income                      $ 46.7    $ 43.5             7%

Weighted Average Common Shares
  Outstanding (in thousands)    64,641    63,982             1%

Earnings Per Share              $  .72    $  .68             6%

STATISTICS
Access Lines in Service          2,025     1,979             2%
  (in thousands)
Interstate Minutes of Use        1,804     1,712             5%
  (in thousands)

                                     (Unaudited)
                                 March 31, December 31,  Percent
                                     1995         1994   Change

BALANCE SHEET

Common Equity at Period End       $979.0       $952.9        3%

Book Value Per Common Share at
     Period End                    $15.14       $14.77       3%

Debt Ratio at Period End            50.0%        51.0%      (2)%